March 19, 2024

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Laura McKenzie

Re:	Via Renewables, Inc. Schedule 13E-3/A filed March 12, 2024 File No. 005-88272

Dear Ms. McKenzie:

Set forth below are the responses of Via Renewables, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance, Office of Mergers & Acquisitions (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated March 15, 2024, relating to the Company’s Schedule 13E-3/A (File No. 005-88272) (the “Schedule 13E-3/A”) filed by the Company and the other filing persons with the Commission on March 12, 2024, which comments make reference to the Preliminary Proxy Statement on Schedule 14A (File No. 001-36559) (the “Preliminary Proxy Statement”) filed by the Company with the Commission on March 12, 2024. Concurrently with the submission of this letter, we are submitting Amendment No. 2 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) and the Company and the other filing persons are filing Amendment No. 2 to the Schedule 13E-3 (the “Amended Schedule 13E-3/A”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise noted, the page numbers in the response under each heading refer to pages in the Amended Preliminary Proxy Statement or the Amended Schedule 13E-3/A, as applicable. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Preliminary Proxy Statement.

Schedule 13E-3/A filed March 12, 2024

Purposes and Reasons of the Company for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger, page 24

1.
We note your revised disclosure in response to prior comment 5, though it remains unclear whether circumstances particular to the time that the Proposal was made were relevant in the Board’s decision to undertake the Transactions. Please further clarify why you seek to undertake the going private transaction at this time as opposed to other times in the company’s operating history. See Item 1013(c) of Regulation M-A.

RESPONSE:  In response to the Staff’s comment, we have added further disclosure on page 25 of the Amended Preliminary Proxy Statement.

United States Securities and Exchange Commission
March 19, 2024

2.
We note the disclosure on page 27 added in response to prior comment 7. Please clarify Mr. Maxwell’s involvement in the listed transactions and explain how these transactions are “indicative of the Company’s liquidity, growth and capitalization challenges.”

RESPONSE:  In response to the Staff’s comment, we have added further disclosure on page 28 of the Amended Preliminary Proxy Statement.

* * * * *

Should you have any further questions or comments regarding the foregoing, please contact Clint Smith of Jones Walker LLP at (504) 586-8429 or csmith@joneswalker.com.

Very truly yours,

Via Renewables, Inc.

By:	/s/ Mike Barajas
Name:	Mike Barajas
Title:	Chief Financial Officer

cc:
Christina Chalk (U.S. Securities and Exchange Commission)
Barbara Clay (Via Renewables, Inc.)
Special Transactions Committee of the Board of Directors (Via Renewables, Inc.)
Clint Smith (Jones Walker LLP)
Curtis R. Hearn (Jones Walker LLP)
Alexander N. Breckinridge V (Jones Walker LLP)
Thomas D. Kimball (Jones Walker LLP)
Darrell Taylor (Cokinos Young)